Exhibit (a)(5)

HARRINGTON FOXX DUBROW CANTER
David E. Bower, Esq.
1055 W. Seventh St., 29th Floor
Los Angeles, CA 90017
Tel: (213) 489-3222
Fax: (213) 623-7929
LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
Juan E. Monteverde, Esq.
39 Broadway, Suite 1601
New York, New York 10006
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiffs

SUPERIOR COURT OF THE STATE OF CALIFORNIA

LOS ANGELES COUNTY

JOSEPH SULLIVAN and PAUL BOVE, individually and on behalf of all others similarly situated,	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	00398258
		CIVIL ACTION
Plaintiffs,		CLASS ACTION COMPLAINT
v.
WILLIAM CHRISTOPHER GOROG, RICHARD J. BOYKO, JOSEPH C. KACZOROWSKI, ROBERT RODIN, VERNON E. ALTMAN, BRIAN C. MULLIGAN, PHILIP J. HOLTHOUSE, ROSS LEVINSOHN, NAPSTER, INC., BEST BUY CO., INC., and PUMA CAT ACQUISITION CORP., AND DOES 1-50 INCLUSIVE
Defendants.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiffs, by their attorneys, allege upon information and belief, except for his own acts which are alleged on knowledge, as follows:

1. Plaintiffs bring this action on behalf of the public stockholders of Napster, Inc. (“Napster” or the “Company”) against Defendants, Napster and its Board of Directors, seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Defendants Best Buy Co., Inc. (“Best Buy”) and Puma Cat Acquisition Corp. (“Merger Sub”) plan to acquire all the outstanding shares of Napster through a cash tender offer for an unfair price of $2.65 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $121 Million.

PARTIES

2. Plaintiffs are, and have been at all relevant times, the owner of shares of common stock of Napster.

3. Napster is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 9044 Melrose Ave. Los Angeles, CA 90069, and offers interactive music services that enable fans to sample, listen to, subscribe to, and purchase from online music catalogs utilizing secure and legal platforms. The Company focuses on its online music distribution business under the Napster brand. It enables its subscribers to access radio, Billboard charts, pre-programmed playlists, personalization features, message boards, and community features, as well as to enjoy their music on various media, including personal computers, CDs, MP3 players, music-enabled cellular phones, and digital media devices for the living room. The Company delivers online music to its customers as individual downloads and through subscriptions accessible through the Internet and wireless devices; Napster and Napster To Go, the Web-based music subscription services, which provide consumers in the United States with access to approximately 6 million tracks, as well as in Canada, Germany, the United Kingdom, and Japan. It offers a wireless music service branded Napster Mobile; a Web-based MP3 store to preview song clips and purchase individual tracks; a library of independent music; and ringtones, as

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

well as OTA downloads with dual delivery and wallpapers via various mobile carriers, including Cingular/ATT, Swisscom, O2 UK, TIM, and SunComm. It has strategic partnerships with Ericsson; Cingular/AT&T; Swisscom; Sony; Sandisk; Gateway; Toshiba; Creative Labs; Lenovo; Tower Records Japan; Circuit City; Radio Shack; AOL; and XM. The company provides its services in the Americas, Japan, and Europe.

4. Defendant William Christopher Gorog (“Gorog”) has been Chief Executive Officer of the Company since 2000 and Chairman of the Board of Directors since 2001.

5. Defendant Richard J. Boyko (“Boyko”) has been a Director of the Company since 2001.

6. Defendant Joseph C. Kaczorowski (“Kaczorowski”) has been a Director of the Company since 2001.

7. Defendant Robert Rodin (“Rodin”) has been a Director of the Company since 2001.

8. Defendant Vernon E. Altman (“Altman”) has been a Director of the Company since 2001.

9. Defendant Brian C. Mulligan (“Mulligan”) has been a Director of the Company since 2003.

10. Defendant Philip J. Holthouse (“Holthouse”) has been a Director of the Company since 2004.

11. Defendant Ross Levinsohn (“Levinsohn”) has been a Director of the Company since 2007.

12. Defendants referenced in ¶¶ 4 through 11 are collectively referred to as Individual Defendants and/or the Napster Board. The Individual Defendants as officers and/or directors of Napster, have a fiduciary relationship with Plaintiffs and other public shareholders of Napster and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

13. Defendant Best Buy is a Minnesota Corporation with its headquarters located at 7601 Penn Avenue South, Richfield, MN 55423, that operates as a specialty retailer of consumer electronics, home office products, entertainment software, appliances, and related services primarily in the United States, Canada, and China.

14. Defendant Puma Cat Acquisition Corp, is a Delaware Corporation wholly owned by Best Buy that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

15. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Napster and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

16. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, add if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

17. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Napster, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

18. Plaintiffs alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Napster, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Best Buy to attempt to eliminate the public shareholders’ equity interest in Napster pursuant to a defective sales process, and (ii) permit Best Buy to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

21. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing, The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22. Plaintiffs bring this action on its own behalf and as a class action on behalf of all owners of Napster common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of September 16, 2008, Napster has approximately 47.90 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Napster by Best Buy and Merger Sub, pursuing a course of conduct that does not maximize Napster’s value in violation of their fiduciary duties;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv)	Have Best Buy and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs’ claims are typical of those of the other members of the Class.

(e) Plaintiffs have no interest that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLAIM FOR RELIEF

24. In a press release dated September 15, 2008, the Company announced that it had entered into an agreement to be acquired by Best Buy through a cash tender offer at $2.65 per share, stating:

MINNEAPOLIS AND LOS ANGELES (Sept. 15, 2008) – Best Buy Co., Inc. (NYSE:BBY) and Napster, Inc. (NASDAQ:NAPS) announced today that the two companies have entered into a definitive merger agreement for Best Buy to commence a tender offer for all outstanding Napster shares at a price of $2.65 per share in cash. The transaction, with an aggregate purchase price of approximately $121 million (or $54 million net of approximately $67 million in cash and short-term investments of Napster as of June 30, 2008), is subject to customary closing conditions, including the tender of a number of Napster shares that constitutes a majority of Napster’s outstanding shares of common stock (on a fully-diluted basis). The transaction is expected to close during the fourth calendar quarter. The transaction has been unanimously approved by the board of directors of Napster, and Napster’s directors and certain officers have agreed, in their capacities as stockholders, to tender their Napster shares and otherwise support the transaction.

The proposed acquisition includes Napster’s approximately 700,000 digital entertainment subscribers, its Web-based customer service platform, and innovative mobile capabilities. In conjunction with the definitive merger agreement, Napster CEO Chris Gorog and key members of senior management of Napster have entered into employment agreements, effective at closing, pursuant to which they have agreed to continue as the Napster leadership post-acquisition.

Best Buy believes that Napster has one of the most comprehensive and easy-to-use music offerings in the industry, including streaming music, music subscriptions, the ability to purchase individual tracks, albums and mobile offers. Napster has approximately 140 employees, with its headquarters in Los Angeles. At this time, Best Buy does not plan to relocate Napster’s headquarters or to make significant changes in personnel.

“This transaction offers Best Buy a recognized platform for enhancing our capabilities in the digital media space and building new, recurring relationships with customers,” said Brian Dunn, President and COO of Best Buy. “Over time we hope to strengthen our offerings to consumers, who we believe will increasingly seek devices and solutions that enable them to access their content wherever, whenever and however they want.”

Best Buy intends to use Napster’s capabilities and digital subscriber base to reach new customers with an enhanced experience for exploring and selecting music and other digital entertainment products over an increasing array of devices. Best Buy believes the combined capabilities of the two companies will allow it to build stronger relationships with customers, expand the number of subscribers, and capture recurring revenue by offering ongoing value over a mobile digital platform.

25. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THE PRICE IS UNFAIR

26. For the most recent quarter ended June 30, 2008, the Company reported $67 million in cash and short-term investments and a book value that includes $1.41 per share in cash with no debt. In effect, Best Buy is paying only $54 million for the Company ($121 million aggregate purchase price minus the $67 million in cash and short-term investments) or about $1.12 per share for the Company.

27. Furthermore, Napster stock has traded higher than the purchase price as recently as December and the dip in Napster’s stock price since then is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets. In fact, the Company has just posted five consecutive quarters of positive cash flow. The purchase price in the Proposed Transaction fails to adequately take into account these positive growth trends. Thus, Napster shareholders are being asked to give up their participation in the Company’s future growth for an unfair price.

THE PRECLUSIVE DEAL PROTECTION DEVICES

28. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’ accompli and ensure that no competing offers will emerge for the Company.

29. Moreover, Defendants agreed to such terms without any hard evidence that they sought a third party buyer for Napster and no evidence that Napster’s Directors shopped the Company in order to obtain the best possible (higher) price for Napster’s shareholders.

30. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Napster Board from taking any affirmative action to comply with their fiduciary

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $3,000,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

31. Further, Section 5.10(a) of the Merger Agreement provides a limited situation under which the Napster Board may enter into discussions and negotiations for an unsolicited bid, only after “(A) the Company Board determines in good faith after consultation with its outside legal counsel, that failing to take such action would be substantially likely to result in a breach of its fiduciary duties to the Company’s stockholders under applicable Law, (B) the Company Board determines in good faith after consultation with its outside legal counsel and its financial advisors that the Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, (C) prior to furnishing such information to, or engaging in discussions or negotiations with, such party, the Company receives from such party an executed confidentiality agreement with terms no less favorable to the Company, in all material respects, than those contained in the Confidentiality Agreement, and (D) the Company notifies Parent prior to taking any such action (which notice shall include a complete and correct copy of such proposal).”

32. Further, Section 5.10(c), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “the Company shall have given Parent at least five (5) Business Days prior written notice of its intent to make an Adverse Recommendation Change and...attaching a complete and correct copy of such Acquisition Proposal (it being agreed that any amendment to the amount or form of consideration of the Acquisition Proposal shall require a new notice and a new three (3) Business Day period), (iv) during such five (5) (or three

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(3), as applicable) Business Day period, the Company, consistent with the Company Board’s fiduciary duties, engages in good faith negotiations with Parent with respect to such changes to the terms of the Offer, the Merger and this Agreement as may be proposed by Parent, and (v) the Company does not receive from Parent a definitive and binding offer to enter into a definitive agreement which the Company Board determines, in good faith in consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Acquisition Proposal.” These provisions further discourage bidders from making a competing bid for the Company.

33. Thus, even if the Napster Board receives an intervening bid that appeared to be “superior” to Best Buy’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Napster Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Napster Board first determines that the proposal is superior.

34. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Best Buy within 5 business days before recommending to accept that alternative bid, giving Best Buy an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that Best Buy can simply match.

35. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

36. Plaintiffs repeat all previous allegations as if set forth in full herein.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

37. As Directors of Napster, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Napster’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

38. As discussed herein, the Individual Defendants have breached their fiduciary duties to Napster shareholders by failing to engage in an honest and fair sale process.

39. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Napster’s assets and will be prevented from benefiting from a value- maximizing transaction.

40. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

41. Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Best Buy and Merger Sub)

42. Plaintiffs repeats all previous allegations as if set forth in full herein.

43. As alleged in more detail above, Best Buy and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Best Buy and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

52. As a result, Plaintiffs and the Class members are being harmed.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

53. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

DATED: September 16, 2008	HARRINGTON FOXX DUBROW CANTER

DAVID E. BOWER
1055 W. Seventh St., 29th Floor
Los Angeles, CA 90017
Tel: (213) 489-3222
Fax: (213) 623-7929

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

LEVI & KORSINSKY, LLP
EDUARD KORSINSKY (to be admitted pro hac vice)
JUAN E. MONTEVERDE (to be admitted pro hac vice)
39 Broadway, Suite 1601
New York, NY 10006
Telephone: 212/363-7500
212/363-7171 (fax)

Attorneys for Plaintiffs

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY